Swingman

Bay Colt; Feb 21, 2018

Unraced
[Click here for Interactive Nicking](#)

Swingman Bay Colt Foaled Feb 21, 2018 in Kentucky Unraced	Tonalist, 11 b	Tapit, 01 gr/ro	Pulpit, 94 b	A.P. Indy, 89 dk b/	Seattle Slew, 74 dk b/
					Weekend Surprise, 80 b
				Preach, 89 b	Mr. Prospector, 70 b
					Narrate, 80 dk b/
			Tap Your Heels, 96 gr/ro	Unbridled, 87 b	Fappiano, 77 b
					Gana Facil, 81 ch
				Ruby Slippers, 82 ro	Nijinsky II, 67 b
					Moon Glitter, 72 ro
		Settling Mist, 99 b	Pleasant Colony, 78 dk b/	His Majesty, 68 b	*Ribot, 52 b
					Flower Bowl, 52 b
				Sun Colony, 68 b	Sunrise Flight, 59 dk b
					*Colonia, 59 b
			Toll Fee, 85 b	Topsider, 74 b	Northern Dancer, 61 b
					Drumtop, 66 b
				Toll Booth, 71 b	Buckpasser, 63 b
					Missy Baba, 58 b
	Eternal Grace, 04 dk b/	Gilded Time, 90 ch	Timeless Moment, 70 ch	Damascus, 64 b	Sword Dancer, 56 ch
					Kerala, 58 b
				Hour of Parting, 63 ch	Native Dancer, 50 gr
					Sweet Sorrow, 56 b
			Gilded Lilly, 79 ch	What a Pleasure, 65 ch	Bold Ruler, 54 dk b
					Grey Flight, 45 gr
				Luquillo, 61 b	*Princequillo, 40 b
					*Lulalu, 50 ch
		One Fit Lady, 96 dk b/	Fit to Fight, 79 b	Chieftain, 61 br	Bold Ruler, 54 dk b
					Pocahontas, 55 br
				Hasty Queen II, 63 dk b/	One Count, 49 dk br
					Queen Hopeful, 51 dk b
			Elgin Lady, 89 dk b/	Valid Appeal, 72 b	In Reality, 64 b
					Desert Trial, 63 ch
				Lady Portia, 72 dk b/	Damascus, 64 b
					Court Circuit, 64 b

Breeder: K & G Stables (KY)

Inbreeding:	Damascus: 4D X 5D	Dosage Profile: 3 9 6 0 0
	Bold Ruler: 5D X 5D	Dosage Index: 5.00
		Center of Distribution: +0.83

Please Note: Nicking Stats and Interactive Nicking are on the following page

Swingman
Bay Colt; Feb 21, 2018

Nicking Stats for Sire and Broodmare Sire

SIRE of Swingman: Tonalist

TOTALS FOR	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
Tonalist	179	52 (29)	20 (11)	1 (1)	$1,267,328	0.90

BROODMARE SIRE of Swingman: Gilded Time

TOTALS FOR	mares	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
Gilded Time	424	2038	1427 (70)	1007 (49)	74 (4)	$74,193,960	1.08

Nicking Stats for mares by Gilded Time when bred to Tonalist

	mares	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
	1	1	0 (0)	0 (0)	0 (0)	$0	0.00

* Foals of racing age

Interactive Nicking

To generate a second set of Nicking Stats for this Pedigree,
click on a Sire and Broodmare Sire combination below to view the results.

Tonalist with Timeless Moment mares
Tapit with Gilded Time mares
Tapit with Timeless Moment mares
Pulpit with Gilded Time mares
Pulpit with Timeless Moment mares